Exhibit 12.1

NATIONAL RETAIL PROPERTIES, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the Company’s consolidated ratios of earnings to fixed charges and to combined fixed charges and preferred stock dividends for the periods as shown (dollars in thousands).

	2017(A)	2016	2015	2014	2013
Pretax income from continuing operations before income from equity investees	$265,371	$239,506	$208,386	$191,289	$155,631

Add:
Fixed charges (excluding capitalized interest)	108,930	96,168	89,973	85,514	85,912
Distributed income from equity investees	—	—	—	—	—

Pretax earnings from operations, as adjusted	$374,301	$335,674	$298,359	$276,803	$241,543

Fixed Charges:
Interest on indebtedness	$101,811	$89,057	$84,080	$80,370	$79,175
Capitalized interest	2,435	1,738	2,383	1,628	1,369
Amortization of net discount relating to indebtedness	1,702	1,246	1,100	1,238	3,188
Amortization of interest rate hedges	1,932	2,802	1,902	1,129	438
Amortization of deferred charges	3,485	3,063	2,891	2,777	3,111

Fixed charges	$111,365	$97,906	$92,356	$87,142	$87,281

Ratio of earnings to fixed charges	3.36	3.43	3.23	3.18	2.77

Fixed charges	$111,365	$97,906	$92,356	$87,142	$87,281
Preferred stock dividends	37,925	38,623	35,434	35,434	27,923

Combined fixed charges and preferred stock dividends	$149,290	$136,529	$127,790	$122,576	$115,204

Ratio of earnings to combined fixed charges and preferred stock dividends	2.51	2.46	2.33	2.26	2.10

(A)	Excluding the effect of $7.8 million in retirement severance costs, ratio of earnings to fixed charges would have been 3.43x and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 2.56x. Retirement severance costs relate primarily to Craig Macnab’s retirement as our chief executive officer on April 28, 2017.

For the purpose of computing these ratios, earnings have been calculated by taking pre-tax income from continuing operations before adjustment for income from equity investees and adding fixed charges, distributed income of equity investees and subtracting capitalized interest. Fixed charges consist of the sum of interest costs, whether expensed or capitalized, and amortized premiums, discounts and capitalized expenses related to indebtedness. Preferred stock dividends are the amount of pre-tax earnings that are required to pay the dividends on outstanding preferred securities.